SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION l5(d) OF THE SECURITIES EXCHANGE ACT OF l934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 0-16350

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

J. Walter Thompson Company Profit Sharing

and Matched Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WPP plc

27 Farm Street

London, United Kingdom, W1J5RJ

J. WALTER THOMPSON COMPANY PROFIT SHARING

AND MATCHED SAVINGS PLAN

*	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of the

J. Walter Thompson Company Profit Sharing and Matched Savings Plan

We have audited the accompanying statements of net assets available for benefits of the J. Walter Thompson Company Profit Sharing and Matched Savings Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedules of Form 5500, Schedule H, Part IV, line 4i – Schedule of Assets (Held at End of Year)- December 31, 2014 and Form 5500 Schedule H, Part IV, line 4a – Schedule of Delinquent Participant Contributions For the Year ended December 31, 2014 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements, but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

/S/ BENCIVENGA WARD & COMPANY, CPA’S, P.C.

Valhalla, New York

June 29, 2015

J. WALTER THOMPSON COMPANY PROFIT SHARING

AND MATCHED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2014 AND 2013

	2014	2013
ASSETS
Investments, at fair value	$355,582,172	$339,764,038

Receivables:
Notes receivable from participants	4,817,733	4,720,889
Participating employer contributions	12,916,545	13,999,464

Total receivables	17,734,278	18,720,353

Total assets	373,316,450	358,484,391

LIABILITIES
Return of excess employee contributions	1,350	—
Liabilities	132,908	132,908

Total liabilities	134,258	132,908

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	373,182,192	358,351,483
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(598,395)	(361,042)

NET ASSETS AVAILABLE FOR BENEFITS	$372,583,797	$357,990,441

See accompanying notes to the financial statements.

J. WALTER THOMPSON COMPANY PROFIT SHARING

AND MATCHED SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2014

ADDITIONS:
Net investment income:
Interest and dividends	$21,153,532
Net depreciation in fair value of investments	(4,935,907)

Net investment income	16,217,625

Interest income on notes receivable from participants	193,415

Contributions:
Participating employers	12,916,545
Participants	17,751,060
Rollovers	1,353,677

Total contributions	32,021,282

Total additions	48,432,322

DEDUCTIONS:
Benefits paid to participants	27,806,517
Net asset transfers out	5,884,780
Administrative and investment expenses	147,669

Total deductions	33,838,966

INCREASE IN NET ASSETS	14,593,356

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	357,990,441

End of year	$372,583,797

See accompanying notes to the financial statements.

J. WALTER THOMPSON COMPANY PROFIT SHARING

AND MATCHED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013 AND FOR THE YEAR ENDED DECEMBER 31, 2014

1.	DESCRIPTION OF THE PLAN

The following description of the J. Walter Thompson Company Profit Sharing and Matched Savings Plan (the “Plan”) provides only general information. Plan participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan sponsored by J. Walter Thompson Company LLC (“the Company” or “JWT”), subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Bank of America, N.A. (“BOA”) is the Trustee and Recordkeeper of the Plan.

Contributions/Eligibility

Deferred Contributions

The Matched Savings portion of the Plan is available to all eligible U.S. employees of J. Walter Thompson Company LLC, J. Walter Thompson U.S.A., LLC, TeamDetroit, LLC, JWT Specialized Communications, LLC, TeamDetroit Stat LLC, The Brand Union Company, Inc., WPP Group USA, Inc., Team Garage LLC, Mirum Inc. (formerly Digitaria Interactive, Inc.), Data Alliance, Inc., and Public Relations & International Sport Management (each an indirect wholly-owned subsidiary of WPP plc, each a “Participating Employer” and collectively the “Participating Employers”).

Employees become eligible to participate in the Plan on the first day of the month following their employment commencement date. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 3% of eligible compensation and their contributions invested in a designated fund until changed by the participant.

Participating employees may contribute between 1% and 50% of their eligible compensation in Deferred Contributions (up to the annual federal dollar limit for these contributions) to the Matched Savings portion of the Plan. For Plan years 2014 and 2013, eligible compensation is limited to $260,000 and $255,000, respectively. An eligible employee of a Participating Employer, whether or not a participant in the Plan, may make rollover contributions in accordance with the terms of the Plan.

Matching Contributions

Each Participating Employer determines annually whether a discretionary matching contribution (“Matching Contribution”) will be made. To receive a Matching Contribution, if any, an eligible participant must be employed on December 31 of the relevant Plan year and have completed one year of qualifying service as defined by the Plan.

The Company Matching Contribution is made to the account of each participant in an amount up to one half of the first 6% in Deferred Contributions.

Catch-up Contributions

Participating employees who have attained age 50 may contribute an additional percentage of eligible compensation as catch-up contributions (up to the annual federal dollar limit for these contributions). Catch-up contributions are not eligible for Company Matching Contributions.

J. WALTER THOMPSON COMPANY PROFIT SHARING

AND MATCHED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013 AND FOR THE YEAR ENDED DECEMBER 31, 2014

1.	DESCRIPTION OF THE PLAN - (continued)

Profit Sharing Contributions

The Profit Sharing portion of the Plan is available to eligible U.S. employees of the Participating Employers, except the employees of JWT Specialized Communications, Inc. Eligible employees must have completed two years of qualifying service before incurring a one year break in service, as defined by the Plan. Annual discretionary Profit Sharing contributions under the Plan are determined by the relevant Participating Employer and are allocated to each participant employed by the Participating Employer as of December 31 of the relevant Plan year based upon eligible compensation, as defined by the Plan. There are no participant contributions to the Profit Sharing portion of the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) any Company contributions and (b) Plan earnings (losses), and is charged with an allocation of administrative expenses that are paid by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Investments

Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a number of mutual funds, a common collective trust, the MRJ Value Equity Fund, and a WPP Stock Fund, which invests in American Depositary Shares of WPP plc (“WPP plc ADSs”).

Vesting

Deferred Contributions, Catch-up Contributions and their related earnings are 100% vested and non-forfeitable. Matching Contributions and related earnings are not vested and are forfeitable upon termination of employment until a participant completes three years of service. Amounts that are forfeited are used to reduce future contributions of the Participating Employers and may be used to pay Plan expenses. Profit Sharing Contributions and their related earnings are 100% vested and non-forfeitable.

Forfeited Accounts

At December 31, 2014 and 2013, forfeited non-vested accounts totaled $2,776,513 and $2,754,066, respectively. These amounts will be used to reduce future employer contributions or pay Plan expenses. In 2014, employer contributions were reduced by $398,878 from forfeited non-vested accounts.

Notes Receivable from Participants

The Plan provides for loans and hardship withdrawals. Eligible participants can obtain loans from their qualifying account balances, as defined by the Plan. General purpose loans and residential loans (for purchasing the participant’s principal residence) are available. A loan to a participant may not be made in an amount less than $1,000. Total outstanding loans may not exceed the lesser of $50,000 or 50% of the participant’s vested account balance.

J. WALTER THOMPSON COMPANY PROFIT SHARING

AND MATCHED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013 AND FOR THE YEAR ENDED DECEMBER 31, 2014

1.	DESCRIPTION OF THE PLAN - (continued)

Notes Receivable from Participants - (continued)

General purpose loans must be repaid within five years and residential loans must be repaid within twenty years. However, the term of a loan may not extend beyond the participant’s employment with a Participating Employer. The loans are secured by the balance in the participant’s account and bear interest at 1% above the prime rate as determined quarterly by the Plan Administrator. Principal and interest are paid ratably through payroll deductions. When loans are repaid the principal and interest are reinvested in the investment funds in which the participant is currently enrolled. During the Plan year 2014 the interest rates on loans ranged from 4.25% to 10.50%.

Payment of Benefits

Distributions from the Plan are generally made in the form of a lump-sum payment. Distributions are made at the time of retirement, termination, disability or death, according to Plan provisions. In addition, upon reaching age 59 1⁄2, participants may elect to withdraw an amount equal to all or any portion of his or her interest in their vested Company Contributions, Deferred Contributions and Catch-up Contributions, including earnings thereon. In addition, Rollover Contributions may be withdrawn at any time.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared using the contract value basis for fully benefit-responsive investment contracts.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 and 2013.

J. WALTER THOMPSON COMPANY PROFIT SHARING

AND MATCHED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013 AND FOR THE YEAR ENDED DECEMBER 31, 2014

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Service (“IRS”) are recorded as a liability with a corresponding reduction to contributions. The Plan distributed the 2014 excess contributions to the applicable participants prior to March 15, 2015.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Administrative and Investment Expenses

Certain administrative and investment expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation/depreciation of fair value of investments.

Subsequent Events

The Plan’s management has evaluated subsequent events through June 29, 2015, the date the financial statements were available to be issued, and no additional disclosures were required.

3.	FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820 are described as follows: Level 1 inputs consist of unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access; Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, or other inputs that are derived principally from, or corroborated by, observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability. Level 3 inputs are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

J. WALTER THOMPSON COMPANY PROFIT SHARING

AND MATCHED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013 AND FOR THE YEAR ENDED DECEMBER 31, 2014

3.	FAIR VALUE MEASUREMENTS - (continued)

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Level 1

The fair value of the WPP Stock Fund is based on quoted net asset values (“NAV”) of the shares held by the Plan at year-end. The mutual funds are valued at the daily closing prices as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Level 2

The fair value of the MRJ Value Equity fund, which is not traded in an active market, is valued at the unit value of the fund, which is based on the fair value of the underlying investments.

The Wells Fargo Stable Value Fund C (“Fund”), is a common collective trust fund that invests all of its assets in the Wells Fargo Stable Return Fund G, which invests in traditional and security-backed contracts. The Fund is valued at the NAV, as provided by the trustee, which is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the Fund less its liabilities. This practical expedient is not used when it is determined to be probable that the Fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

J. WALTER THOMPSON COMPANY PROFIT SHARING

AND MATCHED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013 AND FOR THE YEAR ENDED DECEMBER 31, 2014

3.	FAIR VALUE MEASUREMENTS - (continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2014 and 2013:

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Mutual funds:
Bond funds	$80,942,945	$—	$—	$80,942,945
Growth funds	62,289,685	—	—	62,289,685
Index fund	38,578,585	—	—	38,578,585
International fund	40,875,601	—	—	40,875,601
Value funds	32,542,561	—	—	32,542,561
Stock fund	—	46,920,989	—	46,920,989
Common collective trust	—	42,866,679	—	42,866,679
WPP Stock Fund	10,484,686	—	—	10,484,686
Cash and accrued income	80,441	—	—	80,441

Total assets at fair value	$265,794,504	$89,787,668	$—	$355,582,172

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual funds:
Bond funds	$73,172,062	$—	$—	$73,172,062
Growth funds	57,774,920	—	—	57,774,920
Index fund	33,444,742	—	—	33,444,742
International fund	41,846,057	—	—	41,846,057
Value funds	31,989,721	—	—	31,989,721
Stock fund	—	43,816,579	—	43,816,579
Common collective trust	—	45,491,261	—	45,491,261
WPP Stock Fund	11,892,813	—	—	11,892,813
Cash and accrued income	335,883	—	—	335,883

Total assets at fair value	$250,456,198	$89,307,840	$—	$339,764,038

J. WALTER THOMPSON COMPANY PROFIT SHARING

AND MATCHED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013 AND FOR THE YEAR ENDED DECEMBER 31, 2014

4.	INVESTMENT IN COLLECTIVE TRUST

The investment in the Wells Fargo Stable Value Fund C, which is solely invested in the Wells Fargo Stable Return Fund G, includes fully benefit-responsive investments stated at fair value. Contract value is equal to principal balance plus accrued interest. There are no reserves against contract value for credit risk of the contract issuer or otherwise. There are no unfunded commitments and the redemption frequency is daily. The redemption notice period of the Fund is twelve months, which provides for Plan redemptions at contract value, subject to the provisions of the Fund. The average yield and crediting interest rates for the Fund were 1.40% and 1.64%, respectively, for 2014 and 1.36% and 1.52%, respectively, for 2013. The crediting interest rate is based on a formula agreed upon with the issuer.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another Plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator believes that any events that would limit the Plan’s ability to transact at contract value with participants are probable of not occurring.

5.	INVESTMENTS

The Plan’s investments are held in a trust fund. The following presents Plan investments that represent five percent or more of the Plan’s net assets available for benefits as of December 31, 2014 and 2013:

Description of Investment	2014	2013
MRJ Value Equity Fund	$46,920,989	$43,816,579
PIMCO Total Return Fund	43,355,982	40,341,733
Wells Fargo Stable Value Fund C	42,866,679	45,491,261
MFS International Diversification Fund	40,875,601	*
BlackRock Capital Appreciation Fund	36,769,344	34,564,623
JPMorgan Government Bond Fund Select	32,696,896	32,830,329
Vanguard Institutional Index Fund	30,123,960	25,701,917
BlackRock US Opportunities Port Fund	25,520,342	23,210,297
Thornburg Int’l Value Fund	*	41,846,057

*	This investment did not represent 5% or more of the Plan’s net assets available for benefits at December 31, 2014 or 2013.

J. WALTER THOMPSON COMPANY PROFIT SHARING

AND MATCHED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013 AND FOR THE YEAR ENDED DECEMBER 31, 2014

5.	INVESTMENTS – (continued)

During 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $4,935,907 as follows:

WPP Stock Fund	($1,092,675)
Common collective trust	528,234
MRJ Value Equity Fund	5,310,708
Mutual funds	(9,682,174)

Net depreciation in fair value of investments	($4,935,907)

6.	TAX STATUS

The IRS has determined and informed the Company by a letter dated September 27, 2013, that the Plan and related Trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2011.

7.	PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by BOA, the Trustee and record-keeper of the Plan.

The Plan also provides participants the option to invest in the WPP Stock Fund, a party-in-interest. The Plan held 100,717 WPP plc ADSs in the WPP Stock Fund valued at $10,484,686 at December 31, 2014, and at December 31, 2013 the Plan held 103,542 WPP plc ADSs in the WPP Stock Fund valued at $11,892,813.

These transactions qualify as exempt party-in-interest transactions. There have been no known prohibited transactions with parties-in-interest

8.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in the Company contribution portion of their account.

J. WALTER THOMPSON COMPANY PROFIT SHARING

AND MATCHED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013 AND FOR THE YEAR ENDED DECEMBER 31, 2014

9.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities, are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

10.	NET ASSET TRANSFERS

During 2014, net assets of $2,423,398, representing certain participant account balances were transferred into the Plan from the Digitaria Interactive, Inc 401(K) Plan and net assets of $8,308,178 were transferred out of the Plan to the Savings & Investment Plan, both tax-qualified retirement plans sponsored by an affiliate of the Plan sponsor.

***

EIN: 13-01378860	J. WALTER THOMPSON COMPANY PROFIT SHARING
PN: 010	AND MATCHED SAVINGS PLAN

Form 5500, Schedule H, Part IV, line 4i -
Schedule of Assets (Held at End of Year)
December 31, 2014

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	WPP Stock Fund
*	WPP plc	American Depositary Shares	**	$10,484,686

	Common Collective Trust
	Wells Fargo Stable Value Fund C	Common Collective Trust	**	42,866,679

	Mutual Funds
	Allianz NFJ Small-Cap Value Fund	Mutual fund	**	15,690,496
*	BlackRock Capital Appreciation Fund	Mutual fund	**	36,769,344
*	BlackRock US Opportunities Port Fund	Mutual fund	**	25,520,342
	Fidelity Advisor Small Cap Fund	Mutual fund	**	8,454,625
	JP Morgan Government Bond Fund Select	Mutual fund	**	32,696,896
	MFS International Diversification Fund	Mutual fund	**	40,875,601
	PIMCO Total Return Fund	Mutual fund	**	43,355,982
	T. Rowe Price Inflation Fund	Mutual fund	**	4,890,066
	Vanguard Institutional Index Fund	Mutual fund	**	30,123,960
	Vanguard Selected Value Fund	Mutual fund	**	16,852,065

	Total mutual funds			255,229,377

	MRJ Value Equity Fund	Stock Fund	**	46,920,989

	Cash, cash equivalents and accrued income			80,441

	Total Investments			355,582,172
	Notes receivable from participants	Interest rates from 4.25% - 10.50% maturing through July 2034		4,817,733

	Total Assets Held at End of Year			$360,399,905

*	Party-in-interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

EIN: 13-01378860	J. WALTER THOMPSON COMPANY PROFIT SHARING
PN: 010	AND MATCHED SAVINGS PLAN

Form 5500, Schedule H, Part IV, line 4a -
Schedule of Delinquent Participant Contributions
For the Year Ended December 31, 2014

Total that Constitute Nonexempt Prohibited Transactions

Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
Late Participant Loan Repayments are included	$—	$23,715	$—	$—

The item listed above refers to certain participant contributions that were deposited to the Plan in a delayed manner, caused by an inadvertent administrative error. The Company has fully corrected this matter by making all affected participant accounts whole, crediting them with any lost earnings and appreciation for the period of the delayed transfer.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

J. WALTER THOMPSON COMPANY PROFIT SHARING AND MATCHED SAVINGS PLAN

Date: June 29, 2015	By:	/s/ Donna Matteo
	Name:	Donna Matteo
	Title:	Director of Benefits

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm